EXHIBIT 99.1

Hydro concludes dialogue with SEC regarding proved undeveloped reserves

Norsk Hydro ASA has concluded the dialogue with the U.S. Securities and Exchange Commission's Division of Corporation Finance (SEC) regarding Hydro's estimate of the "proved undeveloped reserves" for the Ormen Lange gas field. As Hydro reported on May 10, 2004, the company, before filing its Form 20-F for 2003, initiated this dialogue after becoming aware of the substantial variation in the estimates of the proved undeveloped reserves among the Ormen Lange partners.

Based on the outcome of the dialogue with the SEC, Hydro has decided to book in the 2003 Form 20-F its 18.07 percent share in Ormen Lange at 234 million barrels of oil equivalents (boe), which is 102 million boe lower than the reserve figure estimate in the 2003 annual report to shareholders. This does not result in any change in the expected reserves and production profile described in the field development plan (PDO) for Ormen Lange, unanimously agreed by the partnership in December 2003. The Norwegian authorities approved the PDO on April 2, 2004. Hydro's 2003 booking of proved undeveloped reserves for Ormen Lange represents 49 percent of Hydro's share of the estimated recoverable reserves in the field, as reflected in the PDO.

Based on the methodology now applied for Ormen Lange, certain adjustments have been made for other fields in Hydro's portfolio of proved undeveloped reserves. This has resulted in a reduction of the proved undeveloped reserves compared to those reported in Hydro's 2003 annual report to shareholders amounting to 59 million boe. Of this amount, 19 million boe relates to the Snohvit field. Early in 2004 Hydro entered into an agreement to sell its 10 percent share in Snohvit to Statoil. Also included in this adjustment is 26 million boe related to the Rosa/Lirio field in Angola, pending a formal approval of the field development by the Angolan authorities.

The modifications and adjustments described above, inclusive of Ormen Lange, result in a change in the total volume of Hydro's proved oil and gas reserves reported in its 2003 annual report to shareholders from 2,449 million boe to 2,288 million boe, representing 6.6 percent. The difference relates to proved undeveloped reserves; there is no change in proved developed reserves.

Hydro's reserve replacement ratio for the three years ended December 31, 2003 was accordingly 114 percent. For the year 2003 isolated, the reserve replacement ratio was 133 percent.

The above information will be reflected in Hydro's 2003 20-F.

By way of additional explanatory information, the SEC's definition of "proved undeveloped reserves" permits the booking of such reserves in undrilled areas that are within one "offset location" away from productive units that are reasonably certain of production when drilled. The definition also provides that proved undeveloped reserves for other undrilled units (i.e., units more than one offset location away from such productive units) can be claimed only where it is demonstrated with "certainty" that there is continuity of production from the existing productive formation. For purposes of the proved undeveloped reserves definition, an "offset location" may, in appropriate circumstances, be determined by the radius of investigation of the well test data. The SEC, in written interpretative guidance issued in March 2001, has noted the difficulty in writing reserve definitions that easily cover all possible situations, stating that each case has to be studied as to its own unique issues. Hydro provided the SEC with information regarding the methodologies used to evaluate Ormen Lange (i.e., open hole logs, core samples, modular formation tester, drill stem testing and seismic evaluations), as well as Hydro's analysis of the well data, seismic evaluation, fluid flow properties and faults within the reservoir. The estimate of the proved undeveloped reserves for Ormen Lange included in the 2003 annual report to shareholders reflected Hydro's view that the integrated, multidisciplinary approach used to extrapolate the observations from the four exploratory and appraisal wells drilled within the reservoir - and taking into account the high degree of correlation in the well data and seismic evaluation, and excellent reservoir properties - served as sufficient basis for demonstrating the requisite "certainty."

Conference call Hydro's management will host a conference call today at 11.00 CET. The dial-in number is +44 207 162 0197. The conference call will be recorded, and will be made available for replay on www.hydro.com.

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Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release (specifically, "expected reserves" and "estimated recoverable reserves") that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-9159, available from us at the following address: Norsk Hydro ASA, Drammensveien 264, Vaekero N-0240 Oslo, Norway, Attn: Investor Relations. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward-looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Idar Eikrem
Telephone: (+47) 22 53 32 73
Cellular: (+47) 95 02 83 63
E-mail: Idar.Eikrem@hydro.com

Kjetil Bakken
Telephone: (+47) 22 53 23 13
Cellular: (+47) 91 889 889
E-mail: kjetil.bakken@hydro.com

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular: (+47) 95 08 39 33
E-mail: Tor.Steinum@hydro.com